Exhibit 99.3

FST Corp. Reports Third Quarter 2026 Financial Results

2 Percent Revenue Increase Year-over-Year;

FST Launched KBS TOUR V-X Family of Steel Iron Shafts

Boulder, Colorado, Oct. 29, 2026 (GLOBE NEWSWIRE) -- FST Corp. (Nasdaq: KBSX) (“FST” or the “Company”), a leading manufacturer and marketer of steel and graphite golf shafts and a provider of other golf-related services, today announced its unaudited financial results for the third quarter ended September 30, 2026.

Revenue for the third quarter was $12,804,404, a 2.0 percent increase from revenue of $12,554,939 for the third quarter of 2025. The revenue increase reflects additional sales in the OEM business in both the steel and graphite lines.

Net income for the quarter was $291,001, compared to a net loss of $715,955 in the third quarter of 2025. Net income attributable to FST Corp.’s shareholders was $290,819, or $0.01 per share, compared to a net loss attributable to FST Corp.’s shareholders of $672,771, or US$(0.02) per share, in the prior-year period.

Operating income in Q3 2026 was $31,405, compared to an operating loss of $946,709 in the third quarter of 2025.

The weighted average number of shares outstanding for the third quarter of 2026 and 2025 was 44,989,549, and 44,766,003, respectively.

As of September 30, 2026, the Company had cash and cash equivalents of $6,129,149 and restricted cash of $517,340. Total current assets were $29,636,813 and total current liabilities were $32,172,943, resulting in a working capital deficit of $2,536,130. Current liabilities included short-term bank borrowings of $20,518,189, which the Company has historically renewed or refinanced in the ordinary course of business.

For the nine months ended September 30, 2026, net cash provided by operating activities was $730,253; net cash used in investing activities was $1,812,138, primarily for purchases of property, plant and equipment of $1,590,620, including an automatic straightening machine in Taiwan and the renovation of the Company’s Boulder office; and net cash provided by financing activities was $848,907, reflecting net bank borrowings of $1,166,177, partially offset by the acquisition of the remaining non-controlling interests in FST Taiwan, which became a wholly owned subsidiary on August 28, 2026, for $247,409 and repurchases of ordinary shares of $69,861.

“During the third quarter we continued to leverage our favorable position in the market and execute our operating plan. Importantly, we launched the KBS TOUR V-X Family of Steel Iron Shafts and leading brands such as TaylorMade continued to select KBS shafts as the stock offering for several of its new family offerings to the marketplace,” said FST Chairman and Chief Executive Officer David Chuang. “Meanwhile, we have taken meaningful actions to establish a new European office to expand our sales footprint and strengthen both new and existing customer relationships in the region.”

Share Repurchases

During the three months ended September 30, 2026, the Company repurchased an aggregate of 66,577 ordinary shares at an aggregate cost of approximately $69,861 under the $3.0 million share repurchase program authorized by its board of directors and announced on July 28, 2026. As of September 30, 2026, approximately $2.93 million remained available for repurchase under the program, which has no fixed expiration date.

Outlook

In the fourth quarter of 2026, management anticipates continued revenue growth as the Company focuses on expanding sales in both domestic and export markets. Strategic initiatives for the remainder of 2026 and early 2027 include:

●	Launch of new programs with OEM partners where KBS provides the stock shaft;

●	Realize incremental revenue from its newly established European office as it expands regional sales coverage, develops new customer relationships and provides more direct support to existing customers;

●	Host the second annual KBS Open in Taiwan in late January 2027 to gain additional marketing exposure and enhanced brand awareness of the Company’s products in Taiwan and other key Asian markets; and

●	Implement additional cost-control measures across its operations, including initiatives focused on production efficiency, inventory management, logistics and discretionary operating expenses.

About FST Corp.

Founded in 1989, FST Corp. manufactures and sells golf club shafts, along with other golf-related items, to golf equipment brands, OEMs, distributors, and consumers via the company’s KBS Golf Experience retail outlets. FST’s equipment, marketed under the KBS brand, is utilized by golfers at all levels, including many professional players participating in the PGA and other major golf associations. The company’s product portfolio, retail presence, and golf-related services are part of a vertically integrated business model that has established the KBS brand on a global scale and created significant competitive advantages over peer brands. The company’s growth strategies currently position it for expansion into under-tapped golf shaft markets.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding future performance, market conditions, such as foreign exchange conditions, and strategic initiatives, and the Company’s belief with respect to its ability to capture growth opportunities and the impact of hosting the second annual KBS Open in Taiwan. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, including foreign exchange fluctuations, changes in U.S. and other trade policies, including tariffs and the availability, timing and amount of any tariff refunds, changes in market demand, the Company’s ability to renew or refinance its short-term bank borrowings, competitive pressures, and other factors listed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2026, and in other filings with the SEC, many of which are beyond the Company’s control. Actual results may differ materially from those projected.

All forward-looking statements included in this report are made only as of the date of this report, and, except as required by law, the Company assumes no obligation to revise or update any forward-looking statements made by the Company as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Company Contact:

FST Corp.

1801 13th Street, Suite 306,

Boulder, CO 80302

Office: 303-444-2226

Email: investorrelations@fstshafts.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: ir@skylineccg.com